Exhibit 13.1

RealtyMogul.com Announces Its First Crowdfunded Real Estate Investment Trust

MogulREIT I, to be sold through online crowdfunding, aims to help democratize real estate investing

LOS ANGELES- July 19, 2016 - RealtyMogul.com, a leading online marketplace for commercial real estate investing, announces that it will be launching its first commercial real estate fund, MogulREIT I. Structured as a real estate investment trust (REIT) with a minimum investment of $2,500, the fund will be open to nearly all* investors and offer the potential for consistent cash dividends and equity appreciation.

MogulREIT I has been designed to offer investors a number of distinct advantages. By investing in the REIT, investors will gain access to a diversified pool of commercial real estate investments with one single investment. The fund intends to invest in a variety of commercial real estate, including multifamily, retail, self-storage and office.

The fund is also designed to have low fees. Traditional non-traded REITs employ a highly manpower-intensive sales method, resulting in upfront sales commissions of 7 percent, on average, and total expenses of up to 15 percent.** By offering MogulREIT I exclusively on its platform, RealtyMogul.com will afford investors direct online access to the product with no sales commission and offering expenses capped at 3 percent***.

“Beyond the zero commissions and lower fees, the fund’s strategy is exciting because it allows us to leverage RealtyMogul.com’s hundreds of inbound inquiries for financing on commercial real estate and curate them to find suitable opportunities,” said RealtyMogul.com CEO Jilliene Helman.

Within the universe of commercial real estate investing, RealtyMogul.com’s experienced real estate team takes a relatively conservative approach when selecting transactions to offer for investment:  the platform only invests in cash-flowing properties and won’t invest in land or ground up development transactions.  This approach will carry through to MogulREIT I.

“Through a flexible investment strategy, we can invest in both debt and equity as well as various property types and geographies, allowing us to be opportunistic.  We’re looking forward to executing against our twofold objective for the fund: providing investors with both consistent cash distributions and the opportunity to benefit from potential appreciation in property values,” added Helman.

The launch of the REIT will mark a new wave of opportunity to invest in real estate. Until recently, private investment markets have been off-limits to the majority of retail investors. However, recent legislation like Regulation A+ and Title III of the JOBS Act has leveled the playing field by allowing non-accredited investors making less than $200,000 per year to access these investment opportunities through online crowdfunding. Through Reg A+, MogulREIT I will give nearly all investors a new entrance to curated and pre-vetted private real estate investing.  “Our members have demonstrated a clear appetite for a range of real estate investments, and we’re proud to be able to provide that opportunity to even more investors through our first REIT offering,” said Helman.

In May, RealtyMogul.com announced that, since its inception in 2013, the platform had surpassed $200 million in crowdfunded real estate equity and debt transactions.

About RealtyMogul.com
RealtyMogul.com is an online marketplace for real estate investing, giving individual investors real-time access to commercial real estate and professional real estate companies easier access to capital. Through crowdfunding, RealtyMogul.com gives investors tools to browse investments, do due diligence, invest online and have 24/7 access to an investor dashboard to watch how their investments are performing. RealtyMogul.com partners with professional real estate companies to source investment opportunities and underwrites all of the investments.  For these real estate companies, RealtyMogul.com offers JV and preferred equity as well as mezzanine and first position debt. For more information, visit www.realtymogul.com.

Equity securities are offered through North Capital Private Securities Corp., registered broker/dealer and member FINRA/SIPC.

Media Contact:	Company Contact:
Jade Faugno, 212-754-5425	Peggy Phan, 310-907-7129
jfaugno@intermarket.com	peggy.phan@realtymogul.com

*Subject to investor limits under Regulation A, minimum investment amounts, suitability and AML/KYC requirements; not including retirement accounts.

**According to a 2012 study by the Securities Litigation and Consulting Group.

***A detailed description of fees and expenses is available in the fund’s Offering Circular. An affiliate of MogulREIT I may receive fees related to the underlying real estate investments.

1) No money or other consideration is being solicited, and if sent in response, will not be accepted;

2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; and

3) A person’s indication of interest involves no obligation or commitment of any kind.